

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2023

Allen J. Mistysyn
Chief Financial Officer
The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, Ohio 44115-1075

      Re: The Sherwin-Williams Company
          Form 10-K for Fiscal Year Ended December 31, 2022
          File No. 001-04851
          Filed February 22, 2023

Dear Allen J. Mistysyn:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Trade & Services